UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 11, 2004

Stuart W. Chestler
Stoel Rives LLP
900 S.W. Fifth Avenue, Suite 2600
Portland, OR 97204

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/11/2004

Re: StanCorp Financial Group, Inc.
Incoming letter dated January 5, 2004

Dear Mr. Chestler:

This is in response to your letter dated January 5, 2004 concerning a shareholder proposal submitted to StanCorp by O. Wendell Cockrell. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: O. Wendell Cockrell
Box 1385
Beaverton, OR 97075

1079577

STOEL RIVES LLP
ATTORNEYS AT LAW

RECEIVED
2004 JAN -5 PM 2:59
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

900 S.W. Fifth Avenue, Suite 2600
Portland, Oregon 97204
main 503.224.3380
fax 503.220.2480
www.stoel.com

STUART CHESTLER
Direct (503) 294-9500
schestler@stoel.com

January 5, 2004

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street NW
Washington, DC 20549

Re: Shareholder Proposal Submitted to StanCorp Financial Group, Inc. for 2004 Annual Meeting by O. Wendell Cockrell

Dear Sir or Madam:

Our client, StanCorp Financial Group, Inc., an Oregon corporation (the "Company"), has received a proposal (the "Proposal") from Mr. O. Wendell Cockrell (the "Proponent") that the Proponent wishes to have included in the Company's proxy statement (the "Proxy Statement") for its 2004 Annual Meeting of Shareholders. The Proposal was accompanied by a supporting statement. On behalf of the Company, we hereby notify you and the Proponent, to whom we are sending a copy of this letter, that the Company intends to omit the Proposal from the Proxy Statement for the reasons set forth below. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, we enclose six copies of this letter, the Proposal and the Proponent's supporting statement, a notice provided to the Proponent of eligibility or procedural defects, and the Proponent's response to such notice. To the extent that the reasons set forth in this letter for omitting the Proposal are based on matters of Oregon law, this letter constitutes our supporting opinion of counsel as attorneys licensed to practice law in the state of Oregon.

The Proposal, if implemented, would require that for the first election of directors following January 1, 2005 and all director elections thereafter, the "selection of candidates for office of director be changed according to: [1] For each position to be filled by election or re-election, there must be a minimum of 2 (two) nominees[; and] [2] [a] simple majority of shareholder votes would decide the winner." In other words, the Proposal would require the Company's Board of Directors (the "Board") to nominate and assign multiple persons for each vacancy on the Board so that there would be two or more nominees for each seat, with directors to be elected by separate voting for each open Board position. We believe that the Proposal should be omitted from the Proxy Statement on the following grounds:

1. The Proposal is not a proper subject for shareholder action under Oregon law (Rule 14a-8(i)(1)); and

2. The Proposal would cause the Company to violate Oregon law (Rule 14a-8(i)(2)).

Rule 14a-8(i)(1)

Rule 14a-8(i)(1) permits a registrant to omit a shareholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisidiction of the company's organization."

The Proposal is not written as a recommendation or request to the Board; instead, the Proposal would, if approved by the shareholders, be binding on the Company. However, shareholders have no authority under Oregon law to directly implement the Proposal. Absent such direct authority, Oregon law generally entrusts the management of the business and affairs of an Oregon corporation to its board of directors, and provides that any restrictions on this power of the board be set forth in the corporation's articles of incorporation. *See* ORS 60.301(2).[1] There are no provisions in the Company's Articles of Incorporation, as amended (the "Articles"), that limit the authority of the Board to determine the rules for the selection of candidates for the office of director. The Proposal accordingly constitutes a mandatory instruction to the Board that is impermissible under Oregon law. The Staff of the Securities and Exchange Commission (the "Staff") has consistently confirmed that shareholder proposals mandating action by a corporation's board of directors may be excluded under Rule 14a-8(i)(1) if the mandate is improper under state law. *See, e.g., Eastman Kodak Company*, SEC No-Action Letter (publicly available February 4, 1993); *PacifiCorp, Inc.*, SEC No-Action Letter (publicly available February 24, 1994).

[1] ORS 60.301(2) provides that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, the board of directors, subject to any limitation set forth in the articles of incorporation or in [a shareholder] agreement authorized by ORS 60.265."

Moreover, unless otherwise provided in a company's articles of incorporation, Oregon law requires that the directors of an Oregon corporation be elected by a plurality of votes cast. *See* ORS 60.251(1).[2] Oregon law therefore would permit the Company to require that directors be elected by a majority vote instead of a plurality vote, but only if authorized by an amendment to the Articles. Oregon law requires that an amendment to the articles of incorporation of an Oregon company be initially adopted by the corporation's board of directors before the board submits the proposed amendment for approval by a shareholder vote. *See* ORS 60.437.[3] As a result, even if the Proposal had been drafted as an amendment to the Articles, it would not be a proper subject for action by shareholders because Oregon law would require that the Proposal first be adopted and submitted to the shareholders by the Board.

Rule 14a-8(i)(2)

Rule 14a-8(i)(2) allows a registrant to omit a shareholder proposal that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." As discussed above, the Proposal, if implemented as submitted, would violate section 60.251(1) of the Oregon Revised Statutes.

In view of the foregoing, we hereby request on behalf of the Company that the Staff not recommend enforcement action if the Company omits the Proposal from the Proxy Statement.

---

[2] ORS 60.251(1) provides that "[u]nless otherwise provided in the articles of incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present."

[3] ORS 60.437 provides in pertinent part:

> "(1) A corporation's board of directors may propose one or more amendments to the articles of incorporation for submission to the shareholders.
>
> "(2) For the amendment to be adopted, the board of directors shall adopt a resolution setting forth the proposed amendment and directing that it be submitted to a vote at a meeting of shareholders, which may be either an annual or a special meeting, and the shareholders entitled to vote on the amendment must approve the amendment as provided in subsection (5) of this section."

If you have any questions or require additional information, please contact me at (503) 294-9500. Please acknowledge receipt of this letter and the enclosures by stamping and returning the enclosed copy of this letter in the enclosed self-addressed, stamped envelope.

Very truly yours,

Stuart W. Chestler
for
Stoel Rives LLP

Enclosures

Friday, August 29, 2003

Corporate Secretary
STANCORP FINANCIAL GROUP
P.O. Box 711
Portland, Oregon 97207

Dear Corporate Secretary:

Re: SHAREHOLDER PROPOSAL for ANNUAL MEETING 2004

Enclosed is a proposal that I intend to present at the next Annual General Meeting of Stancorp Financial Group.

I certify that I am the beneficial shareholder of 227 shares of Common Stock held at the following brokerages:

Brokerage	*Account Number*	*Number of Shares*
A. G. Edwards	246-0623230835	101
Harris Direct	67E-290134	126

Please advise whether any further action is required on my part.

Yours truly,

O. Wendell Cockrell

O. Wendell Cockrell
Box 1385
Beaverton, Oregon 97075

Mr. O. Wendell Cockrell, 7430 S.W. 163 Place, Beaverton, Oregon, owner of 227 shares of Common Stock of the Company, has given notice that he intends to present for action at the Annual Meeting the following resolution:

RESOLVED: That the selection of candidates for office of director be changed according to:

[1] For each position to be filled by election or re-election, there must be a minimum of 2 (two) nominees.

[2] A simple majority of shareholder votes would decide the winner.

[3] The proposed new election rules would become effective for the first election of directors following 01 January, 2005 and shall continue for all director elections thereafter.

REASONS: "Corporate democracy" has become an oxymoron in most corporations. "Crony capitalism" may be a more appropriate term. Director selections are little more than so-called "free" elections found in most dictatorships. Currently, directors are "selected" by a hierarchy of incumbent directors and management. The body of shareholders has been excluded from the final candidate-selection process. Because there is no opposition, voters have only the choices: "FOR", "AGAINST", and "ABSTAIN". Corporate directors take office unopposed and answer only to fellow directors, rather than the shareholders who actually own the corporation.

STANCORP℠
FINANCIAL GROUP

September 17, 2003

Mr. O. Wendell Cockrell
7430 SW 163rd Place
Beaverton, Oregon 97007

Dear Mr. Cockrell,

We received your letter dated August 29, 2003 (the "Notice") on September 3, 2003. In that letter you describe a proposal and state your intention to present that proposal for action at StanCorp Financial Group's 2004 Annual Meeting of Shareholders.

As a preliminary matter, your letter is unclear as to whether you are requesting publication of a proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"). We request that you clarify your intention for presenting the proposal for us. Pursuant to Rule 14a-8(f), the Company also hereby notifies you of the following deficiencies in the Notice:

1. Rule 14a-8(b) under the Exchange Act requires that you provide the Company with a written statement that you intend to continue to hold at least $2,000 in market value of the Company's common stock through the date of the Company's 2004 Annual Meeting of Shareholders. No such written statement was included in the Notice.

2. The Notice states that you beneficially own shares of the Company's common stock through brokerage accounts at A.G. Edwards and Harris Direct. Because you are not a record holder of the Company's common stock, Exchange Act Rule 14a-8(b)(2) requires that unless you have filed an initial or amended Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 reflecting your ownership of shares of the Company's common stock, you must submit a written statement from a record holder of the Company's common stock that you continuously held at least $2,000 in market value of the Company's common stock for the one-year period prior to August 29, 2003, the date of the Notice. No such schedule, form or written statement was included in the Notice.

This letter has been manually delivered on September 17, 2003 to the physical address provided with your Notice. Pursuant to Rule 14a-8, your response to the Company requested by this letter must be postmarked, or transmitted electronically, no later than 14 calendar days after your receipt of this letter. Failure to cure the defects identified above or respond to the Company in a timely manner may result in exclusion of your proposal.

To remedy the deficiencies identified in this letter, you must provide the following items to the Company:

1. A written statement from you that you intend to continue to hold at least $2,000 in market value of the Company's common stock through the date of the Company's 2004 Annual Meeting of Shareholders; and

2. A copy of an initial or amended Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or alternatively a written statement from the record holder of your securities verifying that you continuously held at least $2,000 in market value of the Company's common stock for the one-year period prior to August 29, 2003.

As mentioned, we further request that you clarify whether your intention is to submit a formal proposal pursuant to Rule 14a-8 of the Exchange Act.

Regards,

Michael T. Winslow
Vice President, General Counsel
& Corporate Secretary
(503) 321-6738

cc: P.O. Box 1385
Beaverton, Oregon 97075

Courier Name Les ID # 373 DATE 9/17/03

ROSE CITY DELIVERY SERVICE INC. 503-232-6158

PICKUP			DELIVER		
STANDARD	TIME	ORDER # 140	TIME 12:13	MR O. WENDELL COCKRELL 7430 SW 163RD PLACE	
	NO. ITEMS		WAIT TIME		
	WEIGHT IN LBS.		ROUND TRIP? ☐	PRINT LAST NAME Wendell Cockrell	1
ROUND TRIP SIGNATURE	DESCRIPTION			Signature Wendell Cockrell	
	TIME	ORDER #	TIME		
	NO. ITEMS		WAIT TIME		
	WEIGHT IN LBS.		ROUND TRIP? ☐	PRINT LAST NAME	2
ROUND TRIP SIGNATURE	DESCRIPTION			Signature	
	TIME	ORDER #	TIME		
	NO. ITEMS		WAIT TIME		
	WEIGHT IN LBS.		ROUND TRIP? ☐	PRINT LAST NAME	3
ROUND TRIP SIGNATURE	DESCRIPTION			Signature	
	TIME	ORDER #	TIME		
	NO. ITEMS		WAIT TIME		
	WEIGHT IN LBS.		ROUND TRIP? ☐	PRINT LAST NAME	4
ROUND TRIP SIGNATURE	DESCRIPTION			Signature	
	TIME	ORDER #	TIME		
	NO. ITEMS		WAIT TIME		
	WEIGHT IN LBS.		ROUND TRIP? ☐	PRINT LAST NAME	5
ROUND TRIP SIGNATURE	DESCRIPTION			Signature	
	TIME	ORDER #	TIME		
	NO. ITEMS		WAIT TIME		
	WEIGHT IN LBS.		ROUND TRIP? ☐	PRINT LAST NAME	6
ROUND TRIP SIGNATURE	DESCRIPTION			Signature	
	TIME	ORDER #	TIME		
	NO. ITEMS		WAIT TIME		
	WEIGHT IN LBS.			PRINT LAST NAME	

A.G. Edwards & Sons, Inc.
INVESTMENTS SINCE 1887

121 S.W. Morrison, Suite 1850
Portland, Oregon 97204-3117
(503) 232-6020
(800) 234-7093

September 18, 2003

To Whom It May Concern:

This letter verifies that Oliver Wendell Cockrell has held 101 shares of Stancorp Financial Group common stock in street name with A.G. Edwards & Sons, Inc. since August 1st, 2000.

Sincerely,

Gene E. Foley Jr.
Sr. Vice President – Investments
A.G. Edwards & Sons, Inc.

13 January, 2004

VIA U.S. CERTIFIED MAIL

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street NW
Washington, DC 20549

Re: **Shareholder Proposal Submitted to STANCORP FINANCIAL GROUP, INC. for 2004 Annual Meeting by O. Wendell Cockrell**

Dear Sir:

Having met the requirements of an eligible shareholder, I submitted a proposal to be included into the **STANCORP FINANCIAL GROUP, INC.** proxy statement for consideration at the 2004 annual meeting. The proposal would require a very simple change in the director-election process. Multiple candidates for each directorship would be submitted to the shareholders for final vote. The current procedure calls for one candidate for each directorship. Under the definition of "election", the current procedure is little more than a mere "rubber stamp".

On 9 January, 2004, I received a copy of the letter from the corporation's legal advisers to your Commission, petitioning that my proposal be omitted. The legal advisers alleged that the proposal should be omitted on the grounds it violated the SECURITIES EXCHANGE ACT OF 1934, Rule 14-8(i)(1). Legal advisers, **STOEL RIVES, LLP**. have attempted show that my shareholder proposal should be omitted because it would "...be binding on the company." If a proposal is approved by the required majority (or plurality), then there appears little reason for exempting the corporation from being bound by that proposal, assuming the terms of that proposal are legally intended.

STANCORP FINANCIAL GROUP, INC. has spared no expense in seeking to have my proposal declared either invalid or illegal under their existing Articles of Incorporation. Apparently **STANCORP FINANCIAL GROUP, INC**. sees no value in greater shareholder participation. **STANCORP FINANCIAL GROUP, INC**. and its legal advisers are aware that my proposal:

(a) Does not change the number of Directors of the corporation.
(b) Does not alter the way in which Directors are nominated.
(c) Does not change the lengths of Directors' terms.
(d) Does not change the requirements of candidates for Directors.
(e) Does not alter the composition of any committee composed of Directors.

Yet, they seem to fear that providing greater shareholder participation in final selection of directors is a serious threat to the corporation.

Precedent for my proposal can be found in the Proxy Statement of **MERCK & CO., INC**. dated March 20, 2003. **Proposal 5** (*Stockholder Proposal Concerning Director Nominees*) appears on page 34. (See copy attached). We are shown no evidence that this shareholder proposal had violated any applicable SEC rules (including Rule 14a-8(i)(1)).

Frustration with existing convoluted and often conflicting rules regarding shareholder participation can be illustrated in a management governance article appearing in **BusinessWeek**, January 19, 2004, page 72. Here is an excerpt from: **SO THAT'S WHY BOARDS ARE WAKING UP**, (*The prospect of more voting power for investors has companies listening at last*):

"For years, shareholders have been all but powerless. Boards are not legally obliged to act on most shareholder resolutions—and they rarely do. Even when the resolutions win, only about 20% move boards to act, according to the **Investor Responsibility Research Center**. .... Most shareholders don't have a choice of candidates and can show their dissatisfaction only by casting a "withhold" vote for candidates nominated by the board."

The **SARBANES-OXLEY ACT OF 2002** (H.R.3763) proposes "...to protect investors by improving accuracy and reliability of corporate disclosures made pursuant to securities laws, and for other purposes..." Section 1105 of the ACT addresses various requirements for candidates to serve as directors of corporations. **STANCORP FINANCIAL GROUP, INC**., through its legal advisers, has shown no evidence that my proposal violates the intent or letter of Section 1105 of the **SARBANES-OXLEY ACT OF 2002**.

In view of the evidence provided and the explanations contained in this letter, I respectfully request enforcement action if **STANCORP FINANCIAL GROUP, INC**. omits my proposal from the Proxy Statement for 2004.

Should you have comments or questions, I would welcome them. Please contact me:

(a) Telephone: (503) 642-2532
(b) Mail: Box 1385, Beaverton, Oregon 97075
(c) Email: wendellc@earthlink.net

Respectfully yours,

O. Wendell Cockrell

O. Wendell Cockrell
Shareholder, STANCORP FINANCIAL GROUP, INC.

Enclosures.

STOEL RIVES LLP
ATTORNEYS AT LAW

900 S.W. Fifth Avenue, Suite 2600
Portland, Oregon 97204
main 503.224.3380
fax 503.220.2480
www.stoel.com

STUART CHESTLER
Direct (503) 294-9500
schestler@stoel.com

January 5, 2004

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street NW
Washington, DC 20549

Re: Shareholder Proposal Submitted to StanCorp Financial Group, Inc. for 2004 Annual Meeting by O. Wendell Cockrell

Dear Sir or Madam:

Our client, StanCorp Financial Group, Inc., an Oregon corporation (the "Company"), has received a proposal (the "Proposal") from Mr. O. Wendell Cockrell (the "Proponent") that the Proponent wishes to have included in the Company's proxy statement (the "Proxy Statement") for its 2004 Annual Meeting of Shareholders. The Proposal was accompanied by a supporting statement. On behalf of the Company, we hereby notify you and the Proponent, to whom we are sending a copy of this letter, that the Company intends to omit the Proposal from the Proxy Statement for the reasons set forth below. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, we enclose six copies of this letter, the Proposal and the Proponent's supporting statement, a notice provided to the Proponent of eligibility or procedural defects, and the Proponent's response to such notice. To the extent that the reasons set forth in this letter for omitting the Proposal are based on matters of Oregon law, this letter constitutes our supporting opinion of counsel as attorneys licensed to practice law in the state of Oregon.

The Proposal, if implemented, would require that for the first election of directors following January 1, 2005 and all director elections thereafter, the "selection of candidates for office of director be changed according to: [1] For each position to be filled by election or re-election, there must be a minimum of 2 (two) nominees[; and] [2] [a] simple majority of shareholder votes would decide the winner." In other words, the Proposal would require the Company's Board of Directors (the "Board") to nominate and assign multiple persons for each vacancy on the Board so that there would be two or more nominees for each seat, with directors to be elected by separate voting for each open Board position. We believe that the Proposal should be omitted from the Proxy Statement on the following grounds:

1. The Proposal is not a proper subject for shareholder action under Oregon law (Rule 14a-8(i)(1)); and

2. The Proposal would cause the Company to violate Oregon law (Rule 14a-8(i)(2)).

Rule 14a-8(i)(1)

Rule 14a-8(i)(1) permits a registrant to omit a shareholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisidiction of the company's organization."

The Proposal is not written as a recommendation or request to the Board; instead, the Proposal would, if approved by the shareholders, be binding on the Company. However, shareholders have no authority under Oregon law to directly implement the Proposal. Absent such direct authority, Oregon law generally entrusts the management of the business and affairs of an Oregon corporation to its board of directors, and provides that any restrictions on this power of the board be set forth in the corporation's articles of incorporation. *See* ORS 60.301(2).[1] There are no provisions in the Company's Articles of Incorporation, as amended (the "Articles"), that limit the authority of the Board to determine the rules for the selection of candidates for the office of director. The Proposal accordingly constitutes a mandatory instruction to the Board that is impermissible under Oregon law. The Staff of the Securities and Exchange Commission (the "Staff") has consistently confirmed that shareholder proposals mandating action by a corporation's board of directors may be excluded under Rule 14a-8(i)(1) if the mandate is improper under state law. *See, e.g., Eastman Kodak Company*, SEC No-Action Letter (publicly available February 4, 1993); *PacifiCorp, Inc.*, SEC No-Action Letter (publicly available February 24, 1994).

---

[1] ORS 60.301(2) provides that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, the board of directors, subject to any limitation set forth in the articles of incorporation or in [a shareholder] agreement authorized by ORS 60.265."

Moreover, unless otherwise provided in a company's articles of incorporation, Oregon law requires that the directors of an Oregon corporation be elected by a plurality of votes cast. *See* ORS 60.251(1).[2] Oregon law therefore would permit the Company to require that directors be elected by a majority vote instead of a plurality vote, but only if authorized by an amendment to the Articles. Oregon law requires that an amendment to the articles of incorporation of an Oregon company be initially adopted by the corporation's board of directors before the board submits the proposed amendment for approval by a shareholder vote. *See* ORS 60.437.[3] As a result, even if the Proposal had been drafted as an amendment to the Articles, it would not be a proper subject for action by shareholders because Oregon law would require that the Proposal first be adopted and submitted to the shareholders by the Board.

<u>Rule 14a-8(i)(2)</u>

Rule 14a-8(i)(2) allows a registrant to omit a shareholder proposal that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." As discussed above, the Proposal, if implemented as submitted, would violate section 60.251(1) of the Oregon Revised Statutes.

In view of the foregoing, we hereby request on behalf of the Company that the Staff not recommend enforcement action if the Company omits the Proposal from the Proxy Statement.

---

[2] ORS 60.251(1) provides that "[u]nless otherwise provided in the articles of incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present."

[3] ORS 60.437 provides in pertinent part:

> "(1) A corporation's board of directors may propose one or more amendments to the articles of incorporation for submission to the shareholders.
>
> "(2) For the amendment to be adopted, the board of directors shall adopt a resolution setting forth the proposed amendment and directing that it be submitted to a vote at a meeting of shareholders, which may be either an annual or a special meeting, and the shareholders entitled to vote on the amendment must approve the amendment as provided in subsection (5) of this section."

If you have any questions or require additional information, please contact me at (503) 294-9500. Please acknowledge receipt of this letter and the enclosures by stamping and returning the enclosed copy of this letter in the enclosed self-addressed, stamped envelope.

Very truly yours,

Stuart W. Chestler
for
Stoel Rives LLP

Enclosures

Friday, August 29, 2003

SEP 03 2003
GOVERNMENT & REGULATORY AFFAIRS

Corporate Secretary
STANCORP FINANCIAL GROUP
P.O. Box 711
Portland, Oregon 97207

Dear Corporate Secretary:

Re: SHAREHOLDER PROPOSAL for ANNUAL MEETING 2004

Enclosed is a proposal that I intend to present at the next Annual General Meeting of Stancorp Financial Group.

I certify that I am the beneficial shareholder of 227 shares of Common Stock held at the following brokerages:

Brokerage	*Account Number*	*Number of Shares*
A. G. Edwards	246-0623230835	101
Harris Direct	67E-290134	126

Please advise whether any further action is required on my part.

Yours truly,

O. Wendell Cockrell
Box 1385
Beaverton, Oregon 97075

Mr. O. Wendell Cockrell, 7430 S.W. 163 Place, Beaverton, Oregon, owner of 227 shares of Common Stock of the Company, has given notice that he intends to present for action at the Annual Meeting the following resolution:

RESOLVED: That the selection of candidates for office of director be changed according to:

[1] For each position to be filled by election or re-election, there must be a minimum of 2 (two) nominees.

[2] A simple majority of shareholder votes would decide the winner.

[3] The proposed new election rules would become effective for the first election of directors following 01 January, 2005 and shall continue for all director elections thereafter.

REASONS: "Corporate democracy" has become an oxymoron in most corporations. "Crony capitalism" may be a more appropriate term. Director selections are little more than so-called "free" elections found in most dictatorships. Currently, directors are "selected" by a hierarchy of incumbent directors and management. The body of shareholders has been excluded from the final candidate-selection process. Because there is no opposition, voters have only the choices: "FOR", "AGAINST", and "ABSTAIN". Corporate directors take office unopposed and answer only to fellow directors, rather than the shareholders who actually own the corporation.

Raymond V. Gilmartin
Chairman, President & Chief Executive Officer

Merck & Co., Inc.
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100

MERCK

March 20, 2003

Dear Stockholders:

It is my pleasure to invite you to Merck's 2003 Annual Meeting of Stockholders. We will hold the meeting on Tuesday, April 22, 2003, at 2:00 p.m., in the Edward Nash Theatre at Raritan Valley Community College, Route 28 and Lamington Road, North Branch, New Jersey. During the Annual Meeting, we will discuss each item of business described in the Notice of Annual Meeting and Proxy Statement and give a report on the Company's business operations. There will also be time for questions.

This booklet includes the Notice of Annual Meeting and Proxy Statement. The Proxy Statement provides information about Merck in addition to describing the business we will conduct at the meeting.

We hope you will be able to attend the Annual Meeting. Whether or not you expect to attend, please vote your shares using any of the following methods: vote by telephone or the Internet, as described in the instructions you receive; sign and date the proxy card or voting instruction card and return it in the prepaid envelope; or vote in person at the meeting.

Sincerely,

5. STOCKHOLDER PROPOSAL CONCERNING DIRECTOR NOMINEES

Mr. Morris Scheffler, 59 Flower Road, Valley Stream, NY 11581, owner of 1,231 shares of Common Stock of the Company, has given notice that he intends to present for action at the Annual Meeting the following resolution:

"RESOLVED: That there be 2 nominees for each new member of the Board of Directors. That a brief resume of their background, experience and stockholdings in the Corporation be delineated. This should make the Board less beholden to the Management and more attuned to the needs of the owners, the employees and the customers of the corporation.

"REASONS: 'Corporate democracy' has become an oxymoron. 'Crony capitalism' is a more appropriate term. Directors are 'selected' by incumbent directors and management. Stockholders, the true owners of the corporation are allowed to vote for the directors anointed by the hierarchy. This is analogous to the 'free' elections in many dictatorships. You either voted for the dictator or did not vote. There was no alternative. In our 'corporate democracy' you either vote for, against or withhold your vote but there are no alternative directors to vote for. Corporate directors take office unopposed and answer only to fellow directors and not to the owners of the corporation, the stockholders."

Board of Directors' Statement in Opposition to the Resolution

The Board believes the proposal, which requires that the Company nominate two nominees for each new member of the Board, is not in the best interests of the Company or its stockholders.

The Board's Committee on Corporate Governance, which is comprised entirely of independent directors, acts as a screening and nominating committee for candidates to be considered for election to the Board. In this capacity, the Committee considers a nominee's depth of experience, balance of professional interests, required expertise and other factors. The Committee strives to obtain the single most qualified individual for each opening on the Board of Directors, taking into account the strengths and expertise of other Board members at the time. The Board believes that each candidate nominated for stockholder consideration is fully qualified to serve on the Board. Accordingly, the Board believes that doubling the number of candidates to be considered by the stockholders will simply make the process more time consuming and less efficient. It would not have a positive impact on the composition or independence of the Board and would likely result in confusion on the part of stockholders.

In addition, any stockholder who wishes to recommend a person as a director nominee may do so by contacting the Secretary of the Company. The process a stockholder must follow is set forth on pages 11-12 of this proxy statement, in the paragraph describing the Committee on Corporate Governance and its nominating function. Thus, stockholders have a clear opportunity to participate in the nomination of Board members.

The Board believes the Company's current nominating process has achieved a well balanced, diverse and independent Board of Directors, and the changes required by the proposal are unnecessary and not in the best interests of the Company or its stockholders.

The Board of Directors recommends a vote AGAINST this proposal.

6. STOCKHOLDER PROPOSAL CONCERNING EXTENSION OF PRESCRIPTION DRUG PATENTS

The Province of St. Joseph of the Capuchin Order, 1015 North Ninth Street, Milwaukee, WI 53233, owner of 200 shares of Common Stock of the Company, and 20 co-proponents, whose names, addresses and shareholdings will be furnished by the Company upon receiving an oral or written request from a stockholder

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: StanCorp Financial Group, Inc.
Incoming letter dated January 5, 2004

The proposal would mandate that the selection of director candidates be changed such that there be a minimum of two nominees for each position to be filled by election or re-election and further that the company use a simple majority voting for the election of directors.

There appears to be some basis for your view that StanCorp may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. It appears this defect could be cured, however, if the proposal were recast as a recommendation or a request that the board of directors take the steps necessary to implement the proposal. Accordingly, unless the proponent provides StanCorp with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if StanCorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

Assuming the proponent has revised the proposal in the above manner, we are unable to concur in your view that StanCorp may exclude the proposal under rule 14a-8(i)(2). Accordingly, if the proponent has revised the proposal in the above manner, we do not believe that StanCorp may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Advisor